02 JUN 18 AM 11:16

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht
Telephone [00) 31 302162615
Fax [00]31 302161928

02034957

Our reference BB/jcd
Date 5 juni 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period May 2002 and the Pricing Supplements of May 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

Press releases

Rabobank International Co-arranged & Lead-Managed Euro 1 Billion CDO
May 21 2002

Rabobank International has co- arranged and lead-managed a Euro 1 billion CDO for Robeco Institutional Asset Management. The transaction contains a number of innovative features. The actively managed synthetic arbitrage collateralised debt obligation permits both capital market and retail investors alike to take advantage of Robeco's portfolio management skills and to gain exposure to predominately European investment grade corporate and financial institution names. In an unprecedented move, rating agencies have granted Robeco significantly more flexibility in the management of the credit exposures than is traditionally permitted. The increased flexibility offers investors greater access to Robeco's expertise as an asset manager of investment grade corporate and financial institutional credits. The transaction closed successfully on 17 May 2002 in the face of difficult market conditions for CDO transactions.

The issuer, Robeco CDO IV issued four series of notes for an amount equal to Euro 250 million where three of the four series were rated by Moody's and Standard & Poor's. To increase the appeal of the transaction to investors, the notes had a five year maturity with a bullet profile with negligible maturity extension risk. The notes were placed by Rabobank International to a wide range of capital market and professional investors throughout Europe and in Asia. Demonstrating the expertise and distribution depth within the Rabobank Group, an innovative retail product was structured using a certain proportion of the notes issued by Robeco CDO IV. The retail product was then offered through the Rabobank member banks' retail network in the Netherlands and has been widely taken up by this group.

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

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COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 368A
TRANCHE NO: 1
USD 10,000,000 Fixed to Floating Rate Range Notes due 2009

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 8 May 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:	Not Applicable
2	(i) Series Number:	368A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	U.S. dollars ("USD")
4	Aggregate Nominal Amount:	USD 10,000,000
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	(iii) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv) Net proceeds:	USD 10,000,000
6	Specified Denominations:	USD 1,000
7	(i) Issue Date:	14 May 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	14 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate in respect of Year 1 (see item 18 below) and Fixed Rate thereafter (see item 17 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the period beginning on (and including) 14 May 2003 and ending on (but excluding) the Maturity Date

//

(i)	Rate of Interest:	See item 17 (vii) below
(ii)	Interest Payment Date(s):	14 May and 14 November in each year commencing on 14 November 2003 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Not Applicable
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest for each Interest Period shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

7.25% x N/365

Where

"**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and less than or equal to 7.00 per cent.;

"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period;

//

			"Reference Rate Business Day" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750; and **"Determination Agent"** means Morgan Stanley Capital Services
18	**Floating Rate Provisions**		Applicable in respect of the period beginning on (and including) 14 May 2002 and ending on (but excluding) 14 May 2003 ("**Year 1**")
	(i)	Specified Period(s)/Specified Interest Payment Dates:	14 August 2002, 14 November 2002, 14 February 2003 and 14 May 2003
	(ii)	Business Day Convention:	Not Applicable
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London and New York
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	Not Applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 1(a)):	
		- Relevant Time:	11.00 a.m. London time
		- Interest Determination Date:	Two London Business Days for U.S. dollars prior to the first day in each Interest Accrual Period where: **"London Business Day"** means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London.
		- Primary Source for Floating Rate:	Moneyline Telerate Page 3750 and if such Page is cancelled or unavailable, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00 a.m. London time.
		- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		- Relevant Financial Centre:	Not Applicable
		- Benchmark:	3 month USD LIBOR-BBA

	-	Representative Amount:	Not Applicable
	-	Effective Date:	Commencement of Interest Period
	-	Specified Duration:	Three Months
	(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
	(ix)	Margin(s):	plus 5.00 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/365
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	14 May and 14 November in each year commencing on 14 May 2003 and ending on 14 November 2008
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Nominal amount

//

25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	New York, London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	(i) The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0146653406
38	Common Code:	014665340
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agents and Morgan Stanley Capital Services as Determination Agent.

//

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 1 = €1.131944 producing a sum of (for Notes not denominated in Euro):	€11,319,440
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	8 May 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

//

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO.: 362A
TRANCHE NO.:1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

USD 20,300,000 Callable Fixed Rate Accrual Notes due 10 May 2012

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 8 May 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 10 November 2002 the Notes bear Interest dependant on a daily quotation of 3 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 3 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 March 2002. This table is purely for reference purposes, the historical movement of 3 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 3 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 3 month USD LIBOR set forth in the Annex is no indication that 3 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together the **"Offering Circular"**) issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	362A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 20,300,000.
	(ii) Tranche:	USD 20,300,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	10 May 2002.
8.	Maturity Date:	10 May 2012.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange.
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable
	(i) Rate of Interest:	For the period from and including the Issue Date to but excluding 10 May 2003:

11.00 per cent. per annum payable semi-annually in arrear.
For the period from and including 10 May 2003 to but excluding the Maturity Date the amount of interest payable will be determined by the following:
11.00 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 3-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 3-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day.

The Reference Level on the fifth Business Day prior to the relevant Interest Payment Date shall be deemed to be the Reference Level for all subsequent days from and including the fifth Business Day to but excluding that Interest Payment Date.
"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.
"Maximum Reference Level" means:

5.50 per cent. for the period from and including 10 May 2003 to but excluding 10 May 2004.

6.00 per cent. for the period from and

including 10 May 2004 to but excluding 10 May 2005.

6.50 per cent. for the period from and including 10 May 2005 to but excluding 10 May 2006.

7.00 per cent. for the period from and including 10 May 2006 to but excluding 10 May 2007.

7.50 per cent. for the period from and including 10 May 2007 to but excluding 10 May 2008.

8.00 per cent. for the period from and including 10 May 2008 to but excluding 10 May 2012

	(ii) Interest Payment Date(s):	Interest is payable semi-annually in arrear on 10 May and 10 November in each year commencing on 10 November 2003 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (**ISMA**).
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 10 November 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	Not Applicable.
	(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv) Option Exercise Date(s):	Not Applicable.
	(v) Description of any other Issuer's option:	Not Applicable.
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**	Not applicable.
24.	**Final Redemption Amount**	100 per cent. of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the	Yes.

		method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**		**Bearer Notes.**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:		London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable.
30.	Details relating to Instalment Notes:		Not Applicable.

31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable.
	(ii) Stabilising Manager (if any):	Not Applicable.
	(iii) Dealer's Commission:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.	Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0146662738
38.	Common Code:	014666273
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London.

		Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.138889 producing a sum of (for Notes not denominated in Euro):	Euro 23,119,446.70
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	8 May 2002.
46.	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:
By:................................

Duly Authorised

Annex

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.375	26/02/93	3.1875	29/03/96	5.47266	30/04/99	4.98875
28/02/90	8.375	31/03/93	3.25	30/04/96	5.48438	31/05/99	5.06625
30/03/90	8.5	30/04/93	3.1875	31/05/96	5.5	30/06/99	5.3675
30/04/90	8.6875	31/05/93	3.375	28/06/96	5.58203	30/07/99	5.3425
31/05/90	8.375	30/06/93	3.3125	31/07/96	5.67578	31/08/99	5.52
29/06/90	8.375	30/07/93	3.3125	30/08/96	5.5625	30/09/99	6.08375
31/07/90	7.9375	31/08/93	3.25	30/09/96	5.625	29/10/99	6.185
31/08/90	8.0625	30/09/93	3.375	31/10/96	5.5	30/11/99	6.115
28/09/90	8.3125	29/10/93	3.4375	29/11/96	5.5	31/12/99	6.00125
31/10/90	8.0625	30/11/93	3.5	31/12/96	5.5625	31/01/00	6.0775
30/11/90	8.38	31/12/93	3.375	31/01/97	5.5625	29/02/00	6.10875
31/12/90	7.63	31/01/94	3.25	28/02/97	5.53906	31/03/00	6.29
31/01/91	7.06	28/02/94	3.75	31/03/97	5.77344	28/04/00	6.5025
28/02/91	6.88	31/03/94	3.9375	30/04/97	5.81641	31/05/00	6.8625
29/03/91	6.44	29/04/94	4.3125	30/05/97	5.8125	30/06/00	6.76938
30/04/91	6.06	31/05/94	4.625	30/06/97	5.78125	31/07/00	6.72188
31/05/91	6.06	30/06/94	4.875	31/07/97	5.70703	31/08/00	6.68
28/06/91	6.1875	29/07/94	4.875	29/08/97	5.71875	29/09/00	6.81125
31/07/91	6	31/08/94	5	30/09/97	5.76953	31/10/00	6.76
30/08/91	5.6875	30/09/94	5.5	31/10/97	5.75	30/11/00	6.715
30/09/91	5.625	31/10/94	5.625	28/11/97	5.90234	29/12/00	6.39875
31/10/91	5.3125	30/11/94	6.1875	31/12/97	5.8125	31/01/01	5.42125
29/11/91	4.9375	30/12/94	6.5	30/01/98	5.625	28/02/01	5.0525
31/12/91	4.3125	31/01/95	6.3125	27/02/98	5.67969	30/03/01	4.87875
31/01/92	4.1875	28/02/95	6.25	31/03/98	5.71094	30/04/01	4.33625
28/02/92	4.25	31/03/95	6.25	30/04/98	5.71875	31/05/01	3.99000
31/03/92	4.3125	28/04/95	6.1875	29/05/98	5.6875	29/06/01	3.83625
30/04/92	4.0625	31/05/95	6.0625	30/06/98	5.6875	31/07/01	3.67000
29/05/92	4.0625	30/06/95	6.05859	31/07/98	5.6875	31/08/01	3.46250
30/06/92	3.9375	31/07/95	5.875	31/08/98	5.625	28/09/01	2.59000
31/07/92	3.4375	31/08/95	5.88281	30/09/98	5.3125	31/10/01	2.20000
31/08/92	3.5	29/09/95	5.95313	30/10/98	5.21953	30/11/01	2.03188
30/09/92	3.125	31/10/95	5.9375	30/11/98	5.28266	31/12/01	1.88125
30/10/92	3.5625	30/11/95	5.875	31/12/98	5.06563	31/01/02	1.88000
30/11/92	4	29/12/95	5.625	29/01/99	4.96953	28/02/02	1.90000
31/12/92	3.4375	31/01/96	5.375	26/02/99	5.02625	28/03/02	2.03000
29/01/93	3.3125	29/02/96	5.30469	31/03/99	5		

Source:British Bankers' Association 11:00 am London time fixes
Historical data from Bloomberg
The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 3 month USD LIBOR rate or any successor rate.

Pricing Supplement

02 JUN 18 AM 11:15

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO.: 363A
TRANCHE NO.:1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

USD 15,000,000 Callable Fixed Rate Accrual Notes due 14 May 2012

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

The date of this Pricing Supplement is 14 May 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 14 November 2002 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 30 April 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	363A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 15,000,000.
	(ii) Tranche:	USD 15,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	14 May 2002.
8.	Maturity Date:	14 May 2012.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange.
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable
	(i) Rate of Interest:	For the period from and including the Issue

Date to but excluding the Maturity Date the amount of interest payable will be determined by the following:

8.00 per cent. multiplied by **Accrual Days** + **2.00 per cent.** multiplied by **Maximum Reference Level Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal **7.25 per cent.**

"Maximum Reference Level Days" means the number of days on which the Reference Level is greater than **7.25 per cent.**

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day.

The Reference Level on the fifth Business Day prior to the relevant Interest Payment Date shall be deemed to be the Reference Level for all subsequent days from and including the fifth Business Day to but excluding that Interest Payment Date.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

	(ii) Interest Payment Date(s):	Interest is payable semi-annually in arrear on 14 May and 14 November in each year commencing on 14 November 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual **(ISMA)**.
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 14 November 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal	Not Applicable.

		amount to be redeemed:	
	(b)	Maximum nominal amount to be redeemed:	Not Applicable.
(iv)		Option Exercise Date(s):	Not Applicable.
(v)		Description of any other Issuer's option:	Not Applicable.
(vi)		Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.

23.	**Put Option**		Not applicable.
24.	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	**Bearer Notes.**

(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0146809859
38.	Common Code:	014680985
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.131944 producing a sum of (for Notes not denominated in Euro):	Euro 17,091,600
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam	Not applicable.

N.V.:

45. Date of Pricing Supplement: 10 May 2002.

46. Date of Base Offering Circular: 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:...............................

Duly Authorised

Annex

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770	28/02/02	2.03000
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560	28/03/02	2.3300
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090	30/04/02	2.1200
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

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